United States securities and exchange commission logo





                            May 2, 2024

       Terri Reynolds, Esq.
       c/o The Lightstone Group
       Lightstone Value Plus REIT II, Inc.
       1985 Cedar Bridge Avenue, Suite 1
       Lakewood, NJ 08701

                                                        Re: Lightstone Value
Plus REIT II, Inc.
                                                            Schedule 14D-9
Filed April 24, 2024
                                                            File No. 005-94193

       Dear Terri Reynolds:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 14D-9 filed April 24, 2024

       Person/Assets, Retained, Employed, Compensated or Used, page 4

   1.                                                   We note in the
disclosure under "THE SOLICITATION OR RECOMMENDATION" that
                                                        the Board of Directors
consulted the Advisor about the Tender Offer. Please state in your response letter whether
the Advisor received any compensation from the Company in
                                                        connection with the
Board of Director's consultation with representatives of the Advisor regarding the terms of
the Tender Offer. Revise the disclosure in this section of the
                                                        Schedule 14D-9, if
applicable. See Item 1009(a) of Regulation M-A.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please direct any
questions to Eddie Kim at 202-679-6943 or Dan Duchovny at 202-551-
       3619.
 Terri Reynolds, Esq.
Lightstone Value Plus REIT II, Inc.
May 2, 2024
Page 2


FirstName LastNameTerri Reynolds, Esq.             Sincerely,
Comapany NameLightstone Value Plus REIT II, Inc.
                                                   Division of Corporation
Finance
May 2, 2024 Page 2                                 Office of Mergers &
Acquisitions
FirstName LastName